Exhibit 99.3
23 November 2006
SCOR creates SCOR Global Life and outlines its structure
The transaction between SCOR and GLOBALE Rückversicherung-AG regarding the acquisition of Revios Rückversicherung-AG was closed on November 21st 2006. The combination between Revios and SCOR Vie is now effective and Revios and SCOR Vie will shortly merge to create a new entity, SCOR Global Life.
The mobilisation of skills and expertise, a balance between teams from the Group’s different entities, operating efficiency, simple structures and clarity in reporting lines are the guiding principles of the organisational structure of SCOR Global Life.
SCOR Global Life is organised around four geographical business units, based in France, Germany, the United States and England. The cross-sector functions involved include (i) technical actuarial, research & development and life underwriting functions, (ii) risk management and (iii) finance and accounting.
On the proposal of SCOR’s Board of Directors, Uwe Eymer will take charge of SCOR Global Life as its CEO. Mr. Eymer headed Revios until May 2006. He has longstanding experience in insurance and reinsurance and successfully ran, along with his team, the creation and development of Revios following the difficulties experienced by the Gerling Group
Mr. Eymer is assisted by two deputies, Gilles Meyer and Michael Kastenholz. All three will sit on the SCOR Group Executive Committee, chaired by Denis Kessler.
- Gilles Meyer is the Managing Director of Business Unit 1, which is located in Paris and covers the following countries and regions: France, Spain, Portugal, Italy, Canada, the Netherlands, Greece, the Middle East, Asia, Latin America, Sub-Saharan Africa (excluding South Africa) and North Africa.
- Michael Kastenholz is the CFO of SCOR Global Life, and also becomes the Deputy CFO of SCOR alongside Marcel Kahn.
The other members of the SCOR Global Life Executive Committee are listed as follows :
- Norbert Pyhel is the Managing Director of Business Unit 2, which is located in Cologne and covers the following countries: Germany, Switzerland, Austria, Belgium, Luxembourg, Sweden, Norway, Denmark, Finland, Eastern Europe, Russia, Israel, Turkey, Australia, New Zealand and South Africa.
- Yves Corcos is the Managing Director of Business Unit 3, located in Dallas, which covers all Life reinsurance operations in the United States.
- Simon Pearson is the Managing Director of Business Unit 4, located in London, which covers Life reinsurance operations in the UK and Ireland.
- Pierre-Yves Le Corre is in charge of Actuarial and Development at SCOR Global Life.
- Klaus Miller is in charge of Risk Management at SCOR Global Life.
- Pierre Yves Bertin is Deputy to Gilles Meyer, Managing Director of Business Unit 1.
In addition to this, Eugene Woodard has been appointed Senior Advisor to the CEO of SCOR Global Life, based in Paris. Amongst his other responsibilities, Mr. Woodard will be in charge of the integration and development of the Life Reinsurance business of SCOR Global Life in the United States.
With regard to the managers of the various markets in which the Group operates, the following appointments or confirmations of function have been decided:
- Business Unit 1 :
Business Unit 1 is run by Gilles Meyer, assisted by Pierre Yves Bertin.
Within this business unit Gilles Thivant is in charge of the French and African markets, assisted by Claude Beausire for those Sub-Saharan African markets coming under the CIMA Code and North Africa. Miguel Alferieff heads the Spanish and Portuguese markets. Louis Lavaste is the Chairman of the Spanish branch. Alessandra Zorza is responsible for the Italian market. Marc Archambault is responsible for the Canadian market. Jean-Philippe Lavergne is in charge of the Dutch market, assisted by Susanne Paffrath. Jean-Philippe Lavergne is also responsible for the Greek market and the Middle East (excluding Egypt). Ollivier Goualou is in charge of the Asian and Indian markets — he will be assisted (i) by Maurice Piault heading Japan, Thailand and Korea, with James Lee and Yong Ho Kook covering the Korean market, (ii) Lawrence Yew in charge of Singapore, Malaysia, Indonesia, the Philippines and Vietnam, and (iii) Lye Fook Kong for China, Taiwan and Hong Kong. Ignacio Ramirez is in charge of the Latin American markets — he will be assisted by Andres Cortes for Chile, Peru, Argentina, Colombia, Ecuador, Bolivia, Venezuela, Paraguay and Brazil.

Thierry Bovery is the Finance & Administration Director of Business Unit 1.
- Business Unit 2:
Business Unit 2 is run by Dr. Norbert Pyhel.
Dr. Norbert Pyhel will manage the German market on an interim basis, until a market Director is appointed. He will be assisted by Dr. Torsten Hefer and Dr. Torsten Keil. Dr. Pyhel will also manage the Central and Eastern European markets on an interim basis, until a Director is appointed for these markets covering Poland, Russia, the Ukraine and all of the Non-EU member countries in the region. He will be assisted by Judith Pawlak, who heads the Polish market. Walter Descamps is in charge of the Belgian market, whilst Rainer Alt is responsible for the Austrian market and Central European EU member countries. Jacques Wasserfall is in charge of the South African market. Frederik Sundberg heads the Scandinavian markets. Andreas Muschik is responsible for the Swiss and Egyptian markets. Gaby Hollman is in charge of the Israeli and Turkish markets. Anna Shoenen is in charge of the Australia / New Zealand / Pacific region.
Dr. Frank Engeländer is the Finance & Administration Director of Business Unit 2.
- Business Unit 3:
This Business Unit, which covers the United States, is run by Yves Corcos, assisted by Marc Cabrera for traditional Life reinsurance products and long-term care. Kathleen Hyland is in charge of “New Products and Markets”.
John Brill is Chief Risk Officer and Michael Shumrak is the Finance & Administration Director of Business Unit 3.
- Business Unit 4:
This Business Unit, which covers the UK and Ireland markets, is run by Simon Pearson. Alisdair MacDonald is responsible for Actuarial and Administration in Business Unit 4. Steve Maybury heads Commercial Management and Roy Chappell is in charge of Marketing in Business Unit 4.
These nominations are effective immediately. An information campaign will present the new identity of SCOR Global Life, which will be the product of the combination between SCOR Vie and Revios.
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Uwe Eymer, CEO of SCOR Global Life and member of the SCOR Executive Committee.
A law graduate, Uwe Eymer, 64, began his career with the Allianz group in the Life insurance field, before joining Gerling Globale in 1987 as Executive Director, subsequently becoming a member of the Vorstand and chairman of various international subsidiaries. Uwe was Chairman of the Board of Management of Gerling Life Reinsurance (which became Revios in 2003) from October 2002 to May 2006.
Gilles Meyer, Director of Business Unit 1 and member of the SCOR Executive Committee.
Gilles Meyer, 49, was born in Strasbourg. A French business school graduate, he also gained an MBA from GSBA in Zurich. Gilles began his career as an underwriter with Swiss Re in Zürich, before taking over the facultative department of the Baloise Insurance Company in Basel. After 23 years of experience in Treaty and Facultative reinsurance, Gilles Meyer was CEO of Alea Europe from 1999 to 2006, in charge of both Property & Casualty and Life reinsurance, and from 2005 to 2006 he was Group Chief Underwriter of Alea. He joined the SCOR Group in January 2006 and until now has been in charge of the German-speaking Business unit of SCOR Global P&C, for markets based in Hannover, Basel and Winterthur.
Dr. Michael Kastenholz, CFO of SCOR Global Life, Deputy CFO of SCOR, member of the SCOR Global Life Executive Committee and the SCOR Executive Committee.
Dr. Michael Kastenholz, 43, has a doctorate in Mathematics and holds a technical diploma from the Oxford Insitute of Actuaries. Dr. Kastenholz made the rest of his career at Gerling Globale in the Life reinsurance field: he was Executive Director for Life & Health from 1998 to 2002, interim Group CFO of Gerling Globale and Member of the Board of Management of Gerling Life Reinsurance. Dr. Kastenholz has been CFO of Revios and a member of the Revios Vorstand since 2003.
Dr. Norbert Pyhel, Director of the Business Unit 2 and member of the Executive Committee of SCOR Global Life
Dr Norbert Pyhel, 56, has a doctorate in Mathematical Statistics. Having joined Gerling Globale as an actuary in 1981, Dr. Pyhel has held successive management positions at the Gerling group, first as Managing Director for Life and Health of Gerling-Konzern Globale and then of the Board of Management of Gerling Life Reinsurance. Dr. Pyhel has been a member of the Revios Vorstand since November 2003.
Yves Corcos, Director of Business Unit 3 and member of the Executive Committee of SCOR Global Life
Yves Corcos, 48, is a graduate of ESCP (European School of Management) and an Expert Comptable (French Certified Public Accountant). He began his career at Price WaterhouseCoopers, before joining the AXA Group in 1985 as an internal auditor and then moving to the Planning, Bugdeting and Results department. He joined the SCOR group in 1995, where he was SVP of Internal Audit and Management Analysis, before moving to Dallas in 2000 to head the SCOR Life Re subsidiary.

Simon Pearson, Director of Business Unit 4 and member of the Executive Committee of SCOR Global Life
Simon Pearson, 40, holds an Honours degree in Economics from the University of York and is a Fellow of the Institute of Actuaries. Simon Pearson began his career in 1987 at mutual life insurer National Provident Institution, qualifying as an actuary in 1992. He successfully managed NPI’s innovative embedded value securitisation in 1998. He joined Gerling Global Life UK in 1999 as CFO, becoming an Appointed Actuary in 2001. Simon became CEO of Revios Reinsurance UK in 2004. Revios UK have recently been awarded Large Life Insurers’ UK Reinsurer of the Year and Irish Insurers’ Reinsurer of the Year.
Pierre-Yves Le Corre, Actuarial & Development Director and member of the Executive Committee of SCOR Global Life
Pierre-Yves Le Corre, 45, a statistician and economist and a graduate of ENSAE (Ecole Nationale de Statistique et de l’Administration Economique), has spent his career in banking and insurance. He worked at the Compagnie Bancaire group (part of Paribas) for 10 years, first as an economist and subsequently in the insurance field with CARDIF, in sales and marketing. Pierre-Yves joined SCOR in 1995 and has been Actuarial Director at SCOR Vie since 1996. He is charge of actuarial and R&D activity, as well as life underwriting. He became a member of the SCOR Vie Executive Committee in 2004.
Klaus Miller, Chief Risk Officer and member of the Executive Committee of SCOR Global Life
Klaus Miller, 46, holds a Diploma in Mathematics/Economics and a Doctorate in Mathematics/Statistics. Klaus Miller began his career as a Marketing Actuary and was later promoted successively to Head of Life Service at Bavarian Reinsurance in Germany, Managing Director of Bavarian Reinsurance Ireland in Dublin and Director of Bavarian Reinsurance Munich, Germany. From 2001 to 2003 he was Executive Director of Gerling Globale. Since 2002, he has been a member of the Board of Management at Gerling Life Re and then Member of the Vorstand at Revios since 2003, with responsibility for the Asian and Anglo-Saxon markets as well as for IT.
Pierre Yves Bertin, Deputy Director of Business Unit 1 and member of the Executive Committee of SCOR Global Life.
Pierre Yves Bertin, 46, has a Masters in Economics and a Postgraduate Diploma in Energy Economics. He began his career at SCOR Vie in 1987 as an underwriter on the French market, before heading several international markets from France as of 1990. From 1998 to 2001, Pierre Yves Bertin was based in Paris and was in charge of Asian and direct markets. Since 2002 he has been Managing Director of SCOR Vie Iberica, which is based in Madrid and covers Life reinsurance business on the Spanish and Portuguese markets.
M. Eugene Woodard, Senior Advisor to the CEO of SCOR Global Life
A graduate of the University of Illinois, Eugene “Gene” Woodard, 65, began his career in 1964 at the New York Life Insurance Company, where he held various actuarial positions. In 1977 he joined Lincoln National Life Reinsurance, before moving to New England Mutual Life in 1983 and Phoenix Mutual Life in 1985. In 1987, he was appointed Chairman & CEO of the American Skandia Reinsurance Corporation, before running ITT Hartford International Life Re from 1993 to 1997. After having been responsible for the Latin American region with Cigna International Life Re and subsequently Chairman & CEO of Pinnacle Companies South Beach, Eugene Woodard became an external actuarial and reinsurance consultant. He has been Chairman & CEO of Revios North America since 2004.
2007 Communications timetable

2006 Annual Turnover	14 February 2007
2007 Renewals (excluding Japan, Korea, India)	28 February 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties nd other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.